UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 11-K

(Mark One)

☒	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the fiscal year ended December 31, 2006

OR

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934
For the transition period from _______________ to _________________

Commission File Number:  0-21660

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

PAPA JOHN’S INTERNATIONAL, INC. 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

PAPA JOHN’S INTERNATIONAL, INC.
2002 Papa Johns Boulevard
Louisville, Kentucky 40299-2334
(502) 261-7272

Papa John’s International, Inc. 401(k) Plan

Financial Statements and Schedule

Years ended December 31, 2006 and 2005

Report of Independent Registered Public Accounting Firm

401(k) Plan Committee
Papa John’s International, Inc. 401(k) Plan

We have audited the accompanying statement of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the Plan) as of December 31, 2006, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole.  The accompanying supplementary schedule of assets (held at end of year) as of December 31, 2006, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplementary schedule is the responsibility of the Plan’s management.  The supplementary schedule has been subjected to auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Mountjoy & Bressler, LLP

Louisville, Kentucky
June 27, 2007

Report of Independent Registered Public Accounting Firm

401(k) Plan Committee
Papa John’s International, Inc.

We have audited the accompanying statement of net assets available for benefits of the Papa John’s International, Inc. 401(k) Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting.  Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

June 16, 2006
Louisville, Kentucky

Papa John’s International, Inc. 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2006	2005

Assets
Investments at fair value:
Papa John’s International, Inc. common stock	$1,286,192	$1,300,549
Mutual funds	7,770,990	15,371,046
Pooled separate accounts	11,522,635	—
Common collective trust	1,397,305	—
Guaranteed investment contract	—	2,267,505
Interest bearing cash	—	66,144
Participant loans	752,740	794,571
Total investments	22,729,862	19,799,815

Receivables:
Contributions:
Participants	—	34,879
Employer	418,582	327,417
Total receivables	418,582	362,296
Total assets at fair value	23,148,444	20,162,111

Liabilities
Excess contributions refundable to participants	377,189	187,274
Net assets available for benefits at fair value	22,771,255	19,974,837
Adjustments from fair value to contract value for fully
benefit-responsive investment contracts	22,179	—
Net assets available for benefits	$22,793,434	$19,974,837

See accompanying independent auditors’ reports and notes to the financial statements.

Papa John’s International, Inc. 401(k) Plan

Statements of Changes in Net Assets Available for Benefits

	December 31
	2006	2005

Additions:
Investment income:
Net appreciation in fair value of investments	$2,394,495	$1,093,325
Interest and dividend income	148,135	636,036
Total investment income	2,542,630	1,729,361

Contributions:
Participants	2,160,880	1,897,565
Rollover	132,793	134,007
Employer	324,171	327,417
Total contributions	2,617,844	2,358,989

Deductions:
Benefits paid to participants	(2,333,368)	(1,936,642)
Administrative fees	(8,509)	(13,050)
Net increase	2,818,597	2,138,658
Net assets available for benefits at beginning of year	19,974,837	17,836,179
Net assets available for benefits at end of year	$22,793,434	$19,974,837

See accompanying independent auditors’ reports and notes to the financial statements.

Papa John’s International, Inc. 401(k) Plan

Notes to Financial Statements

December 31, 2006

1.  Description of Plan

The following description of the Papa John’s International, Inc. 401(k) Plan (the “Plan”) provides general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

Papa John’s International, Inc. (the “Company”) established the Plan on October 1, 1995. The Plan is a defined contribution plan available to all employees of the Company and its subsidiaries, who have attained the age of twenty-one, completed one year of service and who work at least 1,000 hours annually. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100 percent vested in their accounts.

Contributions

During 2005, participants could voluntarily elect to contribute from 1 to 20 percent of annual eligible wages to their accounts within the Plan. Beginning March 1, 2006, participants could voluntarily elect to contribute from 1 to 75 percent of annual eligible wages to their accounts within the Plan. Participant contributions are subject to Internal Revenue Code limits. The Company may, at its discretion, make matching or profit sharing contributions to the Plan. During 2006 and 2005, the Company contributed, to participants actively employed on the last day of the plan year, an amount equal to 25 cents for every dollar contributed by the participants up to a maximum of the first 6 percent of the participants’ eligible compensation contributed to the Plan. Beginning in 2007, the Company elected to increase the discretionary contribution to 35 cents for every dollar contributed by the participants up to a maximum of the first 6 percent of the participants’ eligible compensation contributed to the Plan.

Participant Accounts

All contributions are allocated at the direction of the participant among selected investment funds. Each fund’s investment income or loss, less any investment management fee, is allocated to participants’ accounts based on their proportionate interest in the fund. The value of participants’ accounts will fluctuate with the market value of the securities in which the fund is invested.

Vesting

Participant contributions and the earnings on those contributions are immediately vested to the participant. Company discretionary contributions vest subject to a five-year graded vesting schedule. In order to receive vesting credit in a Plan year, a participant must have had at least 1,000 hours of service in the Plan year.

Payment of Benefits

Vested account balances are payable upon retirement, death or disability, termination of employment, or earlier for hardship reasons.

Participant Loans

Eligible participants may borrow from their accounts a minimum loan amount of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate equal to the prevailing market rate at the time of the loan.

Forfeitures

Forfeited balances of terminated participants’ non-vested accounts are used to reduce future Company contributions. Forfeited amounts approximated $14,000 and $17,000 at December 31, 2006 and 2005, respectively.

Recordkeeper and Trustee Change

During 2006, the Plan changed its recordkeeper and trustee from Metropolitan Life Insurance Company (“MetLife”) to The Principal Life Insurance Company (“Principal”). In conjunction with the change, the investment offerings to participants were also changed from 15 mutual funds and an option to invest in a guaranteed investment contract to 17 pooled-separate accounts, four mutual funds and a stable value fund held in a common collective trust. The Papa John’s International, Inc. common stock investment option was available through both recordkeepers.

Administrative Expenses

Certain Plan professional expenses are paid directly by the Company.

2.  Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

New Accounting Pronouncement

The Plan adopted Financial Accounting Standards Board (“FASB”) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), for the 2006 plan year. The FSP requires the investment contracts held by a defined-contribution plan to be reported at fair value, even though contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis and were not affected by the adoption of the FSP. The adoption of the FSP did not impact the amount of net assets available for benefits at December 31, 2006 and 2005.

Investments

Papa John’s International, Inc. common stock is stated at fair value as determined by the last reported sales price on the last business day of the plan year. Mutual funds and funds held in pooled separate accounts are stated at fair value as determined by quoted market prices on the last business day of the plan year. Outstanding participant loan balances are stated at cost, which approximates fair value.

The Plan’s investment options include a stable value fund with Principal, which is a benefit-responsive investment contract, held in a common collective trust fund. The stable value fund invests in conventional and synthetic guaranteed investment contracts (“GICs”) issued by life insurance companies, banks and other financial institutions with excess cash invested in cash equivalents. The stable value fund allows for earnings stability regardless of the volatility of the financial markets and is recorded in the accompanying financial statements at fair value. Fair value represents quoted market prices for synthetic GICs, while the fair value of conventional GICs is determined using a discounted cash flow methodology where the individual contract cash flows are discounted at the prevailing interpolated yield curve rate as of December 31, 2006. The crediting interest rate for the stable value fund averaged 4.8% during 2006 and the market interest rate was 5.3%.

The Plan’s investment options included a conventional GIC with MetLife until the time of the transfer to Principal. The contributions were maintained in a general account and the account was credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The average yield and crediting interest rate on such investments was 4.2% in both 2006 and 2005. The crediting interest rate changed annually and was based on an agreed upon formula with the issuer. The GIC is recorded at contract value, which approximated fair value, at December 31, 2005, in the accompanying financial statements. Participants directed the withdrawal or transfer of all or a portion of their investment at contract value. At the time of transfer to Principal, the Plan was charged approximately $89,000 in prepayment penalties, which is included as a reduction in net appreciation in fair value of investments.

Contributions

Contributions from participants are recorded when the Company makes payroll deductions. Discretionary employer contributions are determined, funded and recorded annually. Contributions receivable represent amounts not yet deposited into the participants’ individual accounts.

Excess Contributions Refundable to Participants

The Plan is subject to certain limits for highly-compensated participants as defined by the Internal Revenue Code (the “IRC”). Calculations performed subsequent to the Plan year-end indicated excess contributions refundable to participants of $377,189 and $187,274 as of December 31, 2006 and 2005, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the Plan’s management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from those estimates.

3.          Investments

The Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value during the years as follows:

	2006	2005

Common stock	$(29,180)	$518,424
Mutual funds	1,520,225	477,425
Pooled separate accounts	933,729	—
Guaranteed investment contract	(45,316)	97,476
Common collective trust	15,037	—
	$2,394,495	$1,093,325

Individual investments that represent 5% or more of the fair value of the Plan’s net assets are as follows:

	December 31,	December 31,
	2006	2005
Common stock:
Papa John’s International, Inc.	$1,286,192	$1,300,549
Mutual funds:
Neuberg Berman Partners Advantage Fund	4,674,413	—
American Funds Growth Fund of America	2,224,229	—
Davis New York Venture Fund	—	3,176,102
Janus Adviser Mid Cap Growth Fund	—	2,473,662
Harris Associates - Oakmark International Fund II	—	1,631,464
American Beacon Small Cap Value Fund	—	1,618,756
American Funds Growth Fund of America	—	1,260,604
Harris Associates - Oakmark Equity and Income Fund II	—	1,222,645
Henssler Equity Fund	—	1,141,470
Pooled separate accounts:
Principal LifeTime 2030 Separate Account	1,571,429	—
Principal Mid-Cap Growth II Separate Account	2,767,268	—
Principal Small Company Value Separate Account	1,708,583	—
Principal Diversified International Separate Account	2,491,381	—
Common collective trust:
Principal Stable Value Fund	1,397,305	—
MetLife Guaranteed Investment Contract	—	2,267,505

4.  Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated March 3, 2005 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to the determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

5.        Transactions with Parties-in-Interest

Transactions in shares of Papa John’s International, Inc. (“Papa John’s”) common stock qualify as allowable party-in-interest transactions under the provisions of ERISA. The Plan held $1,286,192 and $1,300,549 of Papa John’s common stock at December 31, 2006 and 2005, respectively.

At December 31, 2006, the Plan held units in various pooled separate accounts and a stable value fund of Principal, the Plan custodian. At December 31, 2005, the Plan held units in a guaranteed investment contract of MetLife, the Plan custodian during 2005. These transactions qualify as allowable party-in-interest transactions under the provisions of ERISA.

6.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7.  Reconciliation to the Form 5500

The following is a reconciliation of net assets available for benefits from the Form 5500, “Annual Return/Report of Employee Benefit Plan” (Form 5500), which is filed with the Department of Labor, to the financial statements:

	December 31,	December 31,
	2006	2005

Net assets available for benefits per Form 5500	$23,148,444	$19,799,815
Contributions receivable from participants	—	34,879
Contributions receivable from employer	—	327,417
Excess contributions refundable to participants	(377,189)	(187,274)
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	22,179	—
Net assets available for benefits per the financial statements	$22,793,434	$19,974,837

The following is a reconciliation of investment income from the Form 5500 to the financial statements:

	December 31,	December 31,
	2006	2005

Total investment income per the Form 5500	$2,520,451	$1,729,361
Adjustments from fair value to contract value for fully benefit-responsive investment contracts	22,179	—
Total investment income per the financial statements	$2,542,630	$1,729,361

The following is a reconciliation of contributions from the Form 5500 to the financial statements:

	December 31,	December 31,
	2006	2005

Total contributions per the Form 5500	$3,357,329	$2,183,967
Contributions receivable from participants at December 31, 2005	(34,879)	34,879
Contributions receivable from employer at December 31, 2005	(327,417)	327,417
Excess contributions refundable to participants	(377,189)	(187,274)
Total contributions per the financial statements	$2,617,844	$2,358,989

The following is a reconciliation of benefits paid to participants from the Form 5500 to the financial statements:

	December 31,	December 31,
	2006	2005

Total benefits paid to participants per the Form 5500	$2,520,642	$1,936,642
Excess contributions refunded to participants	(187,274)	—
Total benefits paid to participants per the financial statements	$2,333,368	$1,936,642

Schedule

Papa John’s International, Inc. 401(k) Plan
EIN:  61-1203323, Plan Number:  001
Schedule H, Line 4i-Schedule of Assets
(Held At End of Year)
December 31, 2006

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investment	Shares Held or Rate of Interest	Current Value

Common stock:
*Papa John’s International, Inc	Common Stock	44,336 shares	$ 1,286,192

Mutual funds:
Neuberger Berman	Partners Advantage Fund	224,731 shares	4,674,413
American Funds	Growth Fund of America	68,543 shares	2,224,229
Fidelity	Advantage High Income Advantage Fund	61,089 shares	645,096
Fidelity	Advantage Equity Income Fund	7,196 shares	227,252
			7,770,990
Pooled separate accounts:
*Principal	Mid-Cap Growth II Separate Account	68,700 shares	2,767,268
*Principal	Diversified International Separate Account	42,883 shares	2,491,381
*Principal	Small Company Value Separate Account	39,876 shares	1,708,583
*Principal	LifeTime 2030 Separate Account	101,781 shares	1,571,429
*Principal	Bond & Mortgage Separate Account	1,400 shares	972,096
*Principal	Medium Company Value Separate Account	11,221 shares	719,077
*Principal	Small Company Growth Separate Account	13,856 shares	285,845
*Principal	LifeTime 2010 Separate Account	17,824 shares	262,842
*Principal	International Emerging Markets Separate Account	4,549 shares	196,517
*Principal	LifeTime 2020 Separate Account	10,185 shares	156,389
*Principal	LifeTime 2040 Separate Account	9,969 shares	152,683
*Principal	Mid-Cap Stock Index Separate Account	4,298 shares	88,365
*Principal	Large-Cap Stock Index Separate Account	1,491 shares	75,464
*Principal	Small-Cap Stock Index Separate Account	2,824 shares	63,331
*Principal	LifeTime 2050 Separate Account	441 shares	6,709
*Principal	Government & High Quality Bond Separate Account	213 shares	4,130
*Principal	LifeTime Strategic Income Separate Account	38 shares	526
			11,522,635
Common collective trust:
*Principal	Stable Value Fund	91,769 shares	1,397,305

Participant Loans		5.00% to 9.50%	752,740
		per annum
			$ 22,729,862

*Represents party-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PAPA JOHN’S INTERNATIONAL, INC.
401(k) PLAN

Date: June 29, 2007	/s/ J. David Flanery
J. David Flanery
Senior Vice President and Chief
Financial Officer

EXHIBIT INDEX
Exhibit
Number	Description

23.1	Consent of Mountjoy & Bressler, LLP
23.2	Consent of Ernst & Young LLP